FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of February 2010.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Completes the Acquisition of SC WADO Co., Ltd. through Nidec Electronics (Thailand) Co., Ltd. and Announces an Outline of its New Subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on February 26, 2010, in Kyoto, Japan

Nidec Completes the Acquisition of SC WADO Co., Ltd. through

Nidec Electronics (Thailand) Co., Ltd. and

Announces an Outline of its New Subsidiary

Nidec Corporation (NYSE:NJ, “Nidec”) today announced that its consolidated subsidiary, Nidec Electronics (Thailand) Co., Ltd. (“NET”), completed the acquisition of shares of SC WADO Co., Ltd. (“SC WADO”), a Thai manufacturer of base plates, from Salee Industry Public Company Limited and other shareholders.

As a result, the acquired company has become a subsidiary of NET.  Relevant details are as follows.

1.

Outline of New Subsidiary

(1) Company Name:

SC WADO Co., Ltd. (The current company name will be maintained until a further decision is made.)

(2) Share Ownership Structure:

Through the holding of 90% of the outstanding shares of SC WADO by NET, SC WADO has become a subsidiary of NET.  However, under Thai law, a minimum of three shareholders is required.  Therefore, Nidec Precision (Thailand) Co., Ltd., a subsidiary of NET, and Nidec Bearing (Thailand) Co., Ltd., a subsidiary of Nidec, each hold one share of SC WADO.

(3) Directors:

Director and Chairman:

Mr. Kuniyasu Tampo

(Representative Director and President of NET)

Director and President:

Mr. Masaaki Okoshi

Director:

Mr. Yasuo Hamaguchi

(Representative Director and Chairman of NET)

Director:

Mr. Hidetoshi Matsuhashi

(Director of NET)

Director:

Mr. Gopalan Al Ramankutty

(4) Headquarters:

362-363 Moo 6, Yuthasart 331 Rd. (at Km 91-92),

Borwin Sriracha, Cholburi, Thailand

(5) Business Description:

Die-casting/manufacturing of base plates for HDDs and

hub manufacturing of spindle motors

(6) Employees:

320 employees

2.

Future Operation Policy

Through this share acquisition, Nidec seeks to secure stable procurement of base plates, which are a core component of spindle motors, to meet the increasing demand for HDD spindle motors, while also increasing the rate of in-sourcing for the purpose of enhancing its profit structure.

Mr. Okoshi, Director and President of SC WADO, is expected to continue to hold the remaining 10% of the outstanding shares of SC WADO for a period of one year.  Thereafter, NET intends to acquire the shares from Mr. Okoshi.

3.

Effect on Financial Performance for the Current Fiscal Year

The impact of NET’s acquisition of the SC WADO shares on Nidec’s consolidated financial performance for the current fiscal year is expected not to be material.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of Nidec or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the planned or completed transaction not being realized, shifts in technology, and changes in economic environments.  Nidec does not undertake any obligation to update the forward-looking statements contained herein, nor to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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